UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Vion Pharmaceuticals, Inc. (VION)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       02/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [ ] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person


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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)

       (a) - (j) Common Stock

2.     Transaction Date (Month/Day/Year)

       (a)  02/15/00  (b)  02/16/00  (c)  02/17/00 (d) 02/18/00 (e) 02/22/00 (f)
       02/29/00 (g) 02/29/00 (h) 02/29/00 (i) 02/22/00 (j) 02/29/00

3.     Transaction Code (Inst. 8)

             (a) S (b) S (c) S (d) S (e) S (f) S (g) S (h) S (i) C (j) X

             V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:

             (a) 11,600 (b) 16,500 (c) 20,000 (d) 2,250 (e) 1,500 (f) 29,000 (g)
             10,000 (h) 10,000 (i) 753,512 (j) 78,132


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             (A) or (D):

             (a) D (b) D (c) D (d) D (e) D (f) D (g) D (h) D (i) A (j) A

             Price:

             (a)  $16.0533  (b)  $15.5392 (c) $15.5154 (d) $14.5444 (e) $15.0100
             (f) $20.7621 (g) $21.4375 (h) $21.2656 (i) $3.6000 (j) $4.6300

5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

       (a) - (j) 1,356,262

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

       (a) - (j) D

7.     Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a)   5% Convertible Preferred Stock
       (b)   Class A Warrants
       (c)   Class B Warrants

2.     Conversion or Exercisable Price of Derivative Security

       (a)   $3.60
       (b)   $4.63
       (c)   $6.23

3.     Transaction Date (Month/Day/Year)

       (a)   02/22/00
       (b)   02/29/00
       (c)   02/29/00

4.     Transaction Code (Instr. 8)

       Code

             (a) C
             (b) X
             (c) X

       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (a)   (A)
             (D) 2,500

       (b)   (A)
             (D) 78,132

       (c)   (A) 78,132
             (D)

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       (a)   Date Exercisable:   Currently
             Expiration Date:    Converted by issuer on 02/22/00

       (b)   Date Exercisable:   Currently
             Expiration Date:    Called by issuer on 03/13/00

       (c)   Date Exercisable:   Currently
             Expiration Date:    08/13/00



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7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       (a)   Title:  Common Stock
             Amount or Number of Shares:  753,512

       (b)   Title:  Common Stock and Class B Warrants
             Amount or Number of Shares:       78,132 shares of common stock and
                                               78,132 Class B Warrants

       (c)   Title:  Common Stock
             Amount or Number of Shares:       78,132

8.     Price of Derivative Security (Inst. 5)

       (a)   $1,000
       (b)   $1.84
       (c)   *

9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)

       (a)   0
       (b)   0
       (c)   78,132

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

       (a)   D
       (b)   D
       (c)   D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

       Not applicable.


Explanation of Responses:

       *The Class B Warrants (along with shares of Common Stock) were obtained through the exercise of Class A Warrants at an exercise price of $4.63.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


             ELLIOTT ASSOCIATES, L.P.
             By: Braxton Associates, L.P., as general partner
                 By: Braxton Associates, Inc., as general partner


             By: /s/ Elliot Greenberg                             March 10, 2000
               -----------------------------------------------------------------
                    Elliot Greenberg, Vice President                      Date

                 **Signature of Reporting Person

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